Tractor Supply Company
Compensation Clawback Policy

The Board of Directors (the “Board”) of Tractor Supply Company (the “Company”), with the recommendation of the Compensation and Human Capital Committee of the Board (the “Committee”) has adopted this Compensation Clawback Policy (this “Policy”) to require the recoupment of compensation in certain circumstances in the event of a restatement of financial results by the Company. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission rules and Nasdaq listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Board, based upon the recommendation of the Committee, shall cause the Company to recoup from each current or former Executive Officer (as defined below), as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation (as defined below) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Financial Restatement, or any transition period that results from a change in the Company’s fiscal year (as set forth in Rule 5608 of the Nasdaq Listing Rules) (the “Recovery Period”).

“Incentive-Based Compensation” shall mean all compensation granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted.

For purposes of this Policy, the date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (i) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation received by the Executive Officer during Recovery Period, based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii)

the Incentive-Based Compensation that would have been received by the Executive Officer had it been calculated based on the restated financial information, as determined by the Board, upon the recommendation of the Committee.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Board, upon the recommendation of the Committee, shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination of that estimate and provide it to Nasdaq.

Executive Officers

For purposes of this Policy, the term “Executive Officer” means those persons who are designated by the Company’s Board as “officers” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and who were employed by the Company or a subsidiary of the Company during the performance period applicable to the Incentive-Based Compensation in question. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, executors, administrators, and other legal representatives.

Exceptions

The compensation recouped under this Policy shall not include Incentive-Based Compensation received by an Executive Officer (i) prior to beginning service as an Executive Officer or (ii) if he or she did not serve as an Executive Officer at any time during the applicable Recovery Period. The Board (or a majority of independent directors serving on the Board), upon the recommendation of the Committee, may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to Nasdaq), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to Nasdaq, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Executive Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

No Indemnification

The Company shall not indemnify any Executive Officer or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive Officer under this Policy.

Administration

The Board shall make all determinations regarding the application and operation of this Policy in its sole discretion, taking into account the recommendation of the Committee, and all such determinations shall be final and binding. Notwithstanding the foregoing, the Board, based upon the recommendation of the Committee, may amend this Policy from time to time in its discretion. Further, the exercise by the Board of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company, the Board, or the Committee may have with respect to any Executive Officer subject to this Policy.

The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive-Based Compensation, including but not limited to by collecting from the Executive Officer a cash payment or shares of Company common stock or by forfeiting any amounts that the Company owes to the Executive Officer.

This Policy has been adopted by the Board on November 10, 2023 and shall apply to Incentive- Based Compensation that is received by Executive Officers on or after October 2, 2023.

Incentive-Based Compensation is considered to have been received by an Executive Officer in the fiscal year during which the applicable financial reporting measure was attained, even if the payment or grant of such Incentive-Based Compensation